Exhibit (a)(5)(D)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated May 23, 2008, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by Citigroup Global Markets Inc. and UBS Securities LLC (the “Dealer Managers”) or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser (as defined below).

Notice of Offer to Purchase for Cash

All of the Outstanding Shares of Common Stock

of

CNET NETWORKS, INC.

at

$11.50 Net Per Share

by

TEN ACQUISITION CORP.

a wholly-owned subsidiary of

CBS CORPORATION

Ten Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of CBS Corporation, a Delaware corporation (“CBS”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (including the associated preferred stock purchase rights, the “Shares”), of CNET Networks, Inc., a Delaware corporation (“CNET”), at a purchase price of $11.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2008, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Stockholders of record who tender directly to The Bank of New York Mellon (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 20, 2008, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 15, 2008 (as it may be amended from time to time, the “Merger Agreement”), by and among CBS, CNET and the Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into CNET (the “Merger”) with CNET continuing as the surviving corporation, wholly-owned by CBS. In the Merger, each Share outstanding immediately prior to the Effective Time of the Merger (other than Shares held by (i) CBS or the Purchaser, which Shares will be cancelled and shall cease to exist, (ii) N Holdings I Inc., a subsidiary of CBS, which Shares will be unaffected, and (iii) stockholders who exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted into the right to receive $11.50 or any greater per Share price paid in the Offer, without interest thereon and less any required withholding taxes. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as described below), (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), any applicable German antitrust, competition or merger control laws, and any other applicable foreign antitrust, competition or merger control laws, other than such approvals for which the failure to obtain would be immaterial to CNET and its subsidiaries, taken as a whole, or to CBS and its subsidiaries, taken as a whole (the “Regulatory Condition”). The Minimum Tender Condition requires that the number of Shares that has been validly tendered (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not withdrawn prior to the expiration of the Offer represent more than 50% of the then issued and outstanding Shares on a fully-diluted basis. The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 of the Offer to Purchase.

The CNET Board of Directors has unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of CNET and the stockholders of CNET, and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer and, if necessary, adopt the Merger Agreement.

The Merger Agreement provides that the Purchaser may, without the consent of CNET, (i) extend the Offer for one or more periods if, on the initial expiration date or any extended expiration date, any offer condition is not satisfied and the Merger Agreement has not been terminated in accordance with its terms, and (ii) elect to provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 promulgated under the Exchange Act following the time for acceptance of the tendered Shares (the “Acceptance Time”). In addition, on the initial expiration date or any subsequent date as of which the Offer is scheduled to expire, if the Minimum Tender Condition or the Regulatory Condition is not satisfied, then, to the extent requested in writing by CNET no less than two business days prior to the applicable expiration date, the Purchaser must extend the Offer for one or more periods ending no later than September 15, 2008, to permit such conditions of the Offer to be satisfied; provided, that no individual extension will be for a period of more than 10 business days and that the Purchaser will not be required to extend the Offer to a date beyond the date which is 20 business days after the date on which the Regulatory Condition is satisfied. Also, if CNET shall have so requested in writing no less than two business days prior to the initial expiration date, the Purchaser must extend the Offer for the period of time stated in CNET’s written request (which period shall not exceed 10 business days beyond the initial expiration date), notwithstanding the satisfaction or waiver of all of the conditions of the Offer on or prior to the initial expiration date. Further, if immediately following the Acceptance Time, CBS, the Purchaser and their respective subsidiaries and affiliates own more than 80% but less than 90% of the Shares outstanding at that time (which shares beneficially owned shall include shares tendered in the Offer and not withdrawn), to the extent reasonably requested by CNET, the Purchaser shall provide for a subsequent offering period of at least 10 business days. The Purchaser also will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq Global Market applicable to the Offer, provided that the Purchaser will not be required to extend the Offer beyond September 15, 2008.

Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and subject to the provisions of the Merger Agreement, the Purchaser may elect to provide a subsequent offering period of up to 20 business days beginning the next business day after the expiration of the Offer. Other than as may be required by the Merger Agreement, the Purchaser does not currently intend to provide a subsequent offering period, although the Purchaser reserves the right to do so. No withdrawal rights will apply during any subsequent offering period.

The Purchaser has agreed in the Merger Agreement that, without the consent of CNET, it will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive the Minimum Tender Condition, (iv) add to or modify the conditions to the Offer set forth in Section 15 of the Offer to Purchase or the terms of the Offer in any manner adverse to the holders of Shares, (v) extend the Offer, except as described above, (vi) change the form of the consideration payable in the Offer or (vii) otherwise amend the Offer in a manner adverse to the holders of Shares.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not withdrawn if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance of such Shares for payment pursuant to the Offer. Upon the terms and conditions of the Offer, the Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of transmitting such payments to the tendering stockholders. Under no circumstances will the Purchaser pay interest on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, the Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase; (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time on or before the expiration of the Offer. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after July 21, 2008, unless the Purchaser has already accepted them for payment. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary. The Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of the Purchaser, CBS or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

CNET provided the Purchaser with CNET’s stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on CNET’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash by a holder (as defined in Section 5 of the Offer to Purchase) of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Managers for the Offer are:

Citigroup Global Markets Inc. Special Equity Transactions Group 390 Greenwich Street, 5th Floor New York, New York 10013 Telephone: (877) 531-8365	UBS Securities LLC 299 Park Avenue New York, New York 10171 Telephone: (877) 299-7215

May 23, 2008

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